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                                                                   EXHIBIT 1.3

                                                             December 23, 1998


To the Shareholders of Interactive Network, Inc.

     As Chief Executive Officer of your Company, I would like to take this opportunity to update you on the current status of your company. The Board and management of Interactive Network have been working diligently over the past several months attempting to turn your Company from a dormant and failed operating entity, overrun with the litigious issues of a complicated law suit, into an aggressive entity that will be actively seeking alternative joint ventures to grow and develop the primary asset of Interactive Network, which is its patent portfolio.

     After three years of litigation, millions of dollars of fees and deferral of the opportunity to realize the potential of your Company's most valuable asset, our patents, your Board of your Company decided to settle its law suit with its secured creditors, recover the freedom to exploit its patents, and receive $10.0 million so as to restart the process of enhancing shareholder value. This decision was made in order to permit the Company to begin to realize the value of its patent portfolio, which it could not do so long as the patent portfolio was subject to the liens of its secured creditors who were involved in the litigation. If the Company had not settled the law suit (which we were strongly advised to do by independent counsel to the Board, the Honorable Charles Renfrew, a retired Federal judge with considerable past practical legal experience), the Company could have been enmeshed in protracted litigation that would have drained the Company's resources and delayed our ability to exploit our patents. In July 1998, we reached a final settlement of the litigation with the secured creditors. As a condition of this settlement demanded by the secured creditors, the Board agreed to file a Chapter 11 voluntary bankruptcy proceeding. This action, in the eyes of our secured creditors who were converting their debt into common stock, provided the only absolute protection to shareholders from future claims made due to the actions of prior management.

     On December 22, 1998 the Company filed a plan of reorganization under its Chapter 11 bankruptcy proceeding pursuant to the settlement agreement entered into in July 1998. The plan of reorganization contemplates payment to all the Company's creditors in full on their allowed claims, and the conversion by the Company's secured creditors/investors (TCI, NBC, Motorola and Sprint) of approximately $39,000,000 in debt (including accrued interest) into approximately 7,800,000 shares of the Company's Common Stock at a conversion price of $5 per share, and the release by the secured creditors of their liens on the Company's assets, including its patent portfolio. The Company intends to contest certain creditors' claims, including an unsecured claim of $3,394,000 asserted by its former Chief Executive Officer, David Lockton, based on an alleged deferred compensation arrangement, which makes Mr. Lockton the Company's largest unsecured creditor. The Company may also assert claims against Mr. Lockton, based on what it believes are his mismanagement, breaches of fiduciary duty and failure to satisfy a contractual condition to his receipt of compensation. A copy of the plan of

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reorganization (including the Settlement Agreement) has been sent to shareholders under separate cover. Shareholders are entitled to file any objections to the plan with the Bankruptcy Court if they believe it does not comply with the Bankruptcy Code's standard for confirmation, but confirmation of the plan is not subject to shareholder approval.

     The Company intends to vigorously exploit the Company's patent portfolio once its Chapter 11 plan is confirmed, which is expected to occur in February 1999, shortly after which the Company will receive $10,000,000 in cash pursuant to the Settlement Agreement with its secured creditors/investors, approximately 70% of which it anticipates will be required to pay its unsecured creditors (and less if the Company is successful in resisting Mr. Lockton's claim for deferred compensation). While the Company has valued its patent portfolio (which constitutes the largest part of its present assets) at $40,000,000 for purposes of the Chapter 11 proceedings, the Company makes no representation as to what the patent portfolio may in fact be worth when the Company is free to exploit it. The Company has in the recent past received and continues to receive indications of interest in its patent portfolio from responsible businesses, including Cable and Wireless Communications and Two Way TV, to which it has already begun to respond.

     Pursuant to an order entered by a California Superior Court in San Mateo County, David Lockton's call for a special shareholders' meeting to be held on December 30, 1998 to remove the current board of directors, has been declared ineffective and cancelled, and, at the Company's request, a new meeting date of March 31, 1999 has been set to elect directors, as in the best interests of shareholders. Shareholders of record on March 1, 1999 will be entitled to vote at the March 31, 1999 meeting. The Company is in the process of preparing current audited financial statements and expects to mail proxy material and an annual report to its shareholders in early March, 1999. At that time, the Company would expect to add nominees to its own slate of directors in addition to and/or in replacement of one or more of its current directors. In that connection, the Company has contractual obligations to certain of its larger shareholders (Gannett, Motorola, NBC, Sprint and TCI) to place nominees of those shareholders on our Board of Directors should they choose to exercise that right. These obligations predated and are unaffected by the Settlement Agreement. The Company intends to actively explore with those shareholders their desires for Board representation. In addition, the Company intends to put in place an Advisory Board, made up of several independent analysts who are expert in the area of intellectual property and technology transfer as related to the Company's patent portfolio, to assist the Company in developing the opportunities the Company believes will be available to it in the internet, telecommunications and entertainment industries.

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     We are excited about our prospects. We look forward to presenting to you in the very near future the results of a very long and arduous process of valuation and negotiation, and eventual decisions as to the very best of these opportunities. We believe the shareholders of Interactive Network deserve the opportunity, free from debt, to engage with all those proven technology suppliers and creators who would seek to join with this Company and develop the greatest opportunity for your success.

                                Sincerely,

                                /s/ BRUCE BAUER
                                Bruce Bauer
                                Chief Executive Officer

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